FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of April, 2013

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

NEWS RELEASE

April 24, 2013

TSX-V Trading Symbol: ASX

 OTC BB Trading Symbol:  ASXSF

 FRANKFURT Trading Symbol: QLD

ALBERTA STAR COMPLETES SALE OF OIL AND GAS ASSETS FOR $1.875 MILLION

____________________________________________________________________________________

Alberta Star Development Corp. (TSXV: ASX; OTC BB: ASXSF) has completed the previously announced sale of its heavy oil assets in Alberta and Saskatchewan to Petrocapita Oil and Gas L.P. (“Petrocapita”) of Calgary, Alberta for total net cash consideration of $1,900,513 after taking into account initial industry standard adjustments to the agreed purchase price of $1,875,000.  The effective date of this transaction is March 1, 2013, with final adjustments to be calculated 90 days following closing.

As part of the transaction, Alberta Star terminated a sub-participation agreement it had entered into with Arctic Hunter Energy Inc. (“Arctic Hunter”) in respect of certain of the heavy oil assets which were sold to Petrocapita.  Alberta Star paid Arctic Hunter cash consideration of $72,000 for the termination.  In accordance with the policies of the TSX Venture Exchange, Alberta Star and Arctic Hunter are considered Non-Arm’s Length Party’s by virtue of having certain common directors and officers.

As a result of this transaction, Alberta Star has increased its cash position by in excess of $1.8 Million and has reduced its liabilities by $608,918 as a result of the elimination of the decommissioning liability that was associated with these heavy oil assets.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stuart Rogers

Interim Chief Executive Officer

Alberta Star Development Corp.

Tel: (604) 689-1749

srogers@alberta-star.com

or

Robert Hall, Corporate Development, Director

Alberta Star Development Corp.

Tel: (604) 488-0860

rthall@shaw.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  April 24, 2013

By:      /s/ Stuart Rogers

Stuart Rogers

Director